News Release

Trading Symbols:	TSX: SEA	FOR IMMEDIATE RELEASE
	NYSE: SA	June 5, 2019

Seabridge Gold to Acquire Goldstorm Project in Northern Nevada
Purchase enhances strategic Snowstorm asset at intersection of three major gold trends

Toronto, Canada... Seabridge Gold (TSX: SEA, NYSE:SA) announced today that it has entered into a definitive agreement to acquire a 100% interest in the Goldstorm Project in northern Nevada from Mountain View Gold Corp. for 25,000 Seabridge common shares. Closing of the transaction is subject to the usual terms and conditions and the approval of the applicable stock exchanges.

The Goldstorm property consists of 134 mining claims and 1,160 leased acres (totaling approximately 3,900 acres or 15.9km 2) located about 3km to the east of Seabridge’s 100%-owned Snowstorm Property. Snowstorm’s 80.3km 2 of land holdings are strategically located at the projected intersection of three of the most important gold trends in Northern Nevada: the Carlin Trend, the Getchell Trend and the Northern Nevada Rift Zone (see map below). Snowstorm is contiguous, and on strike, with several large, successful gold producers including Getchell/Turquoise Ridge and Twin Creeks in the Barrick-Newmont Nevada Joint Venture and Hecla Mining’s' Midas operations.

Goldstorm is in the Northern Nevada Rift (NNR), a geologic feature hosting many high grade gold-silver mines. This mineral trend is a discrete 5 to 30km wide linear magnetic high which trends 340o for more than 500km. The NNR is characterized by mafic and felsic volcanic centers associated with crustal extensions between 15.0 and 16.5 million years old.

Deposits in the NNR are low-sulfidation high grade epithermal deposits with elevated gold:silver ratios, generally containing around 1.0 to 5.0 million ounces of gold. Examples of such deposits in Nevada include Midas, Hollister and Fire Creek. Vein-filled faults are a common style of ore host, typically containing bonanza grade gold and silver. Gold and silver deposition in these veins can reach 500 meters of vertical extent.

Goldstorm has had limited exploration to date. Previous operators identified a series of northwest trending veins that showed strong pathfinder geochemistry and highly anomalous gold results. A surface trench on one of these veins yielded 3.0 meters of 9.0 g/T gold and 44.0 g/T silver. Mountain View’s limited drill testing of this vein returned promising grades including an intersection of 2.0 meters assaying 5.50 g/T gold of which 1.0 meter graded 9.29 g/T gold and 73g/T silver.

Seabridge Chairman and CEO Rudi Fronk noted that the Goldstorm acquisition provides potentially valuable targets of its own as well as insights into the Northern Nevada Rift targets on the east side of the Snowstorm property. “Snowstorm is a very valuable exploration asset for us and it will be a primary focus for our exploration team this year, including our first drill program on the project expected to begin later this summer. In preparation, we have staked additional claims where available. The Goldstorm purchase fits our strategy of expanding our footprint in these highly prospective gold trends where we intend to be a significant player.”

Exploration on the Snowstorm Project is being supervised by William Threlkeld, a Senior Vice President of the Company and a qualified person as defined in NI43-101. Mr. Threlkeld has reviewed and approved the technical discussion in this news release.

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM and Iskut properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at http://www.seabridgegold.net/resources.php

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

ON BEHALF OF THE BOARD
"Rudi P. Fronk"
Chairman & C.E.O.
For further information, please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release